BELL,BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207
312.372.1121 • Fax 312.827.8000

MERRICK D. HATCHER
       312.807.4433
mhatcher@bellboyd.com
Direct Fax: 312.827.8036

September 22, 2006

Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                               Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
Form 10-Q for the Fiscal Quarter ended June 30, 2006
File No. 001-32363

Dear Mr. Walker:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated September 7, 2006, to Kenneth E. Compton, President and Chief Executive Officer of the Company, with respect to the financial statements and related disclosures provided in the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 (the “2005 Form 10-K”), Form 10-Q for the Fiscal Quarter ended March 31, 2006, and Form 10-Q for the Fiscal Quarter ended June 30, 2006.

For your convenience, we set forth each comment (each a “Comment”) from your letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in the 2005 Form 10-K.  All references to page numbers and captions correspond to the page numbers and captions in the 2005 Form 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.              We note your disclosure on pages 7 through 12 of your Form 10-K describing your payday cash advance services.  Please provide us your proposed expanded discussion to be included in future filings which should include, but not be limited to:

•                  a summary of the types of services offered under both your standard business model and your agency business model;

•                  a description of the application, approval and underwriting process under each business model;

•                  a description of the collection/repayment process under each business model;

•                  the amount of payday cash advances in each of the three years ended December 31, 2005;

•                  explanations for the fluctuations in payday cash advances from year to year;

•                  the percentage of customers and amount of payday cash advances paid in full on or before their due date for each of the three years ended December 31, 2005;

•                  the amount of payday cash advances for each of the three years ended December 31, 2005 that resulted from rollovers;

•                  the percentage of customers who paid their outstanding balance in full and entered into a new payday cash advance on the same date (consecutive transaction) for each of the three years ended December 31, 2005;

•                  the approximate amount of payday cash advances processed as well as the average transaction per customer for the year ended December 31, 2005;

•                  a discussion of regulatory guidelines as they relate to rollovers and consecutive transactions in each of the states that you operate; and

•                  the percentage of payday advances repaid by depositing the customers’ personal check, including the approximate percentage of checks that cleared compared to those that were returned due to non-sufficient funds in the customers’ accounts or for other reasons.

In response to your general observation regarding the description of the Company’s services contained in the Business section of the 2005 Form 10-K, the Company will incorporate certain additional disclosure, discussion and analysis in the Overview section of Management’s Discussion and Analysis (“MD&A”) in its future filings on Form 10-K as discussed in greater specificity below and as set forth in Attachment A to this letter (appropriately updated as of the time of filing).

In response to the first three bullet points of Comment 1, the Company will include in the Overview section of MD&A in its next filing on Form 10-K the disclosure set forth in Attachment A.  However, as disclosed in its prior filings, since June of 2005, the Company’s use of the agency business model has steadily and significantly declined.  As disclosed in its Form 10-Q for the Fiscal Quarter ended March 31, 2006 and its Form 10-Q for the Fiscal Quarter ended June 30, 2006, as of September 2006, the Company no longer operates under its agency business model in any state.  The Company believes that as its use of the agency business model has decreased, the relevance and materiality of a discussion of its operations under the agency business model has also decreased.  Further, now that the Company no longer operates under the agency business model, the relevance and materiality of any discussion regarding the agency business model should be limited to comparing current performance under the standard business model to historic performance under both the standard and agency business models.  The Company therefore believes that over time the discussion and analysis of the agency business model should properly diminish and become less prominent in future filings.

In response to the fourth and fifth bullet points, the Company will include in the Overview section of MD&A in its next filing on Form 10-K a table of key operating data, including the total number of advances for each of the past three years, as set forth in Attachment A.  With respect to the fifth bullet point, the Company respectfully suggests that the information to be included in the table of key operating data, together with its existing discussion and analysis under the headings “New Centers,” “Closed Centers” and “Seasonality” beginning on page 42 of the 2005 Form 10-K and its existing comparative discussion and analysis beginning on page 47 of the 2005 Form 10-K, provides the material information necessary for an investor to understand changes to the Company’s financial condition and results of operations and material uncertainties that may result in annual fluctuations in the total number of advances and revenues.

With respect to the sixth bullet point, the Company will include in the Overview section of MD&A in its next filing on Form 10-K information regarding revenues from non-sufficient funds (NSF) fees and late fees, as set forth in Attachment A.  However, management does not routinely collect, review or analyze data concerning the percentage of payments made on or before their due date because the exact timing of customer payments does not materially affect the Company’s revenues and does not correlate with its loss experience. The Company respectfully submits that the more material and relevant information to an investor is the discussion on pages 44-45 of the 2005 Form 10-K under the caption “Provision for Doubtful Accounts and Agency Bank Losses, Allowance for Doubtful Accounts and Accrual for Excess Bank Losses,” regarding doubtful accounts and the methodology used in determining the allowance for doubtful accounts.

With respect to the seventh and eighth bullet points, the Company does not routinely gather, review or analyze whether a transaction may be considered a rollover, consecutive or a stand-alone transaction because this distinction is not consistent under the various applicable statutes and management does not believe this distinction is relevant to its revenue analysis.  The Company believes that the information that it intends to include in the table of key operating data in the Overview section of MD&A (as reflected in Attachment A) regarding number of centers, number of advances, number of customers, average duration, aggregate amount of advances, average amount of advances and average charge to customers provides the relevant information to an investor.  For example, the Company respectfully suggests that the information to be contained in that table regarding the average total number of advances and the average number of customers served provides the relevant and material information regarding the average number of transactions per customer and, thereby, the extent to which the Company’s financial performance is based on returning customers.

The Company will include the information requested in the ninth bullet point regarding the approximate amount of advances and average transaction per customer in future filings in the table of key operating data in the Overview section of MD&A, as indicated in Attachment A.

The Company believes the regulatory discussion suggested in the tenth bullet point is neither practical nor helpful to investors.  The Company currently sees no material and identifiable trend in the regulation of rollovers and consecutive transactions and, as discussed above in response to the Staff’s seventh and eighth bullet points, the Company believes disclosure of the average total number of advances and the average number of customers served that it proposes to incorporate into the Overview section of MD&A in future filings will be sufficient to provide an understanding of the Company’s financial results. Additionally, the 2005 Form 10-K elsewhere contains extensive discussion, such as at pages 15-16 and 19-22, of the highly regulated nature of the Company’s business and the related risks and uncertainties.  To the extent any particular regulatory development or regime (including as they relate to rollovers, consecutive transactions or any other aspect of the Company’s business) were to have, or would be expected to have, a material effect on the Company’s results of operations, the Company would of course provide appropriate disclosure. Moreover, the Company believes that the regulations regarding rollovers or consecutive transactions in any particular state are not material to the Company and that a discussion of each state would be unnecessarily detailed and would not promote a better understanding of the Company’s financial performance. Otherwise, as discussed above with respect to the seventh and eighth bullet points, the Company believes that its current disclosure already provides the financial information that is material to investors. Lastly, if regulations regarding rollovers and consecutive transactions change in a manner that reflects a material and identifiable trend or uncertainty, the Company will enhance its discussion and analysis accordingly.

The Company will provide the information requested in the eleventh bullet point regarding the deposit of customers’ personal checks and the percentage of checks that cleared in future filings on Form 10-K in the Overview section of MD&A, as reflected in Attachment A.

Item 8.  Financial Statements and Supplementary Data

Notes to Financial Statements

Description of Business and Significant Accounting Policies, Property and Equipment, page 72

2.              We note your disclosure on page 18 of the planned cessation of activities with BankWest and Fidelity, the lending banks for whom you act as a marketing,

processing and servicing agent in Pennsylvania and Arkansas.  In your disclosure, you state that:

•                  by your estimates, net revenues will be reduced by approximately $2.3 million for each month that you are not able to operate under the agency business model in Pennsylvania and $0.5 million for each month that we are not able to operate under the agency business model in Arkansas;

•                  center expenses average approximately $1.3 million per month in Pennsylvania and $0.4 million per month in Arkansas and that these expenses will continue to be incurred while you service payday cash advances and installments loans that are outstanding when the lending banks stop originating additional advances and loans; and

•                  you estimate severance, lease cancellation, write-down of the undepreciated costs of fixed assets and the cost to vacate the premises will approximate $2.9 million if it becomes necessary to shut down operations in Pennsylvania and $0.7 million if it becomes necessary to shut down operations in Arkansas.

As it relates to the centers in these states, please tell us:

•                  when the long-lived assets were tested for impairment;

•                  the amount of impairment expense recognized in fiscal year 2005;

•                  the amount of impairment expense recognized in fiscal year 2006; and

•                  if no impairment expense has been recognized, how you determined that the carrying amount of these assets exceeded fair value in light of the factors noted above.

In response to Comment 2, the Company notes for the Staff that while the lending banks in Pennsylvania and Arkansas did eventually cease offering advances and installment loans, the Company began operating under state-based legislation in Pennsylvania on June 19, 2006 and in Arkansas on June 26, 2006.  When the Company first became aware in late March 2006 of the planned cessation of originations by the lending banks in Pennsylvania and Arkansas, the Company immediately began exploring alternatives to continue operating in those states.  Such options included, among other things, finding new lending banks or operating under alternative state-based legislation.  The Company considered the potential reduction of activity to be a triggering event and therefore the Company evaluated the possible impairment of long-lived assets for the fourth quarter of 2005 and the first and second quarters of 2006.  For each period, the forecasted undiscounted cash flows exceeded the carrying value of the asset group.  If, at any point during the evaluation of alternative methods of conducting business, the Company concluded that there were insufficient undiscounted cash flows to support the carrying value of the assets in those states, the Company would have recognized an impairment loss.  However, at a relatively early stage in the evaluation process, the Company reached a high degree of confidence that attractive alternatives existed and that the forecasted undiscounted cash flows under those alternatives would be comparable to those that would have been generated under the agency business model.  Accordingly, the Company concluded that no impairment was warranted, therefore no impairment expense was recognized for fiscal year 2005 and no impairment has been recognized to date in fiscal year 2006.

3.              As a related matter, please tell us:

•                  when you performed your annual goodwill impairment testing;

•                  what you considered your reporting units to be; and

•                  how the planned cessation of activities with BankWest and Fidelity, the lending bank for whom you act as a marketing, processing and servicing agent in Pennsylvania and Arkansas, affected your impairment analysis.

In addition, please tell us, and in future filings disclose the amount, if any, of goodwill that may be impaired if you cease using the agency business model in Pennsylvania and Arkansas.

In response to Comment 3, the Company tests goodwill impairment on an annual basis during the fourth quarter of its fiscal year for each of its five regional zones.  In response to notification from the lending banks in late March 2006 that they would cease originating advances and installment loans in Pennsylvania and Arkansas, the Company reassessed its analysis for the fourth quarter of 2005 and the first and second quarters of 2006 for its zone that includes Pennsylvania and Arkansas.  As a result of alternative methods for conducting business in Pennsylvania and Arkansas and continuing operations in other states within the affected zone, the Company determined that no impairment resulted from the cessation of business under the agency business model in Pennsylvania and Arkansas.

Based on the definition under paragraph 30 of FAS 142 that a reporting unit is an operating segment or one level below an operating segment if it constitutes a business for which financial information is regularly available and segment management regularly reviews the operating results, the Company has determined that it has one operating segment and that its five regional zones are one level below this operating segment.  Therefore, the Company tests impairment of goodwill at the level of its five regional zones.  As disclosed under the heading “Human Resources” beginning on page 14 of the 2005 Form 10-K, the Company’s regional zones are generally defined by a grouping of states that are managed by a zone executive.

At this time, the Company is not able to determine the goodwill that would be impaired if it terminated all operations in Pennsylvania and Arkansas because the zone that includes these states also includes other states with continuing operations.  Therefore, goodwill impairment, if any, would depend on the forecasted discounted cash flows from the remaining operations in that zone.

* * * * *

The Company has advised us that the Company acknowledges the following:

•                  that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (312) 807-4433.  My fax number is (312) 827-8036.

Very truly yours,

/s/ Merrick D. Hatcher

Merrick D. Hatcher

Copies to	Benjamin Phippen Securities and Exchange Commission Kenneth E. Compton President and Chief Executive Officer Advance America, Cash Advance Centers, Inc.

ATTACHMENT A

In response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated September 7, 2006, we propose including the following expanded disclosure in future filings on Form 10-K in the Overview section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Historically, we have conducted our business in most states under the authority of a variety of enabling state statutes including payday advance, deferred presentment, check-cashing, small loan, credit service organization and other state laws (which we refer to as the standard business model). In certain states, we have previously conducted business as a marketing, processing and servicing agent for FDIC supervised, state-chartered banks that made short-term, unsecured cash advances and installment loans to their customers pursuant to the authority of the laws of the states in which they were located and federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). In the agency business model, we refer to the banks for which we act as agent as the lending banks. As of September 2006, we were operating under our standard business model in all of our 2,670 centers and had ceased all operations under the agency business model.

We provide advances and charge fees and/or interest as specified by the laws of the states where we operate under the standard business model. In the states where we have operated under the agency business model, the lending banks provided advances and installment loans and charged fees and/or interest as specified by the laws of the states in which they are located and consistent with the regulatory authority of the FDIC and federal banking law. The permitted size of an advance varies by state and ranges from $50 to $1,000. The permitted fees and/or interest on an advance also vary by state and range from 10% to 22% of the amount of the advance. Additional fees that we may collect include fees for returned checks and late fees. The returned check fee varies by state and ranges up to $30. We charge a customer this fee if the check is deposited and is returned due to non-sufficient funds (“NSF”) in the customer’s account or other reasons. In four states, we are also permitted to charge a late fee. For the years ended December 31, 2005 and 2004, total NSF fees were approximately $2.8 million and $2.4 million, respectively, and total late fees were approximately $254,000 and $75,000, respectively.

Despite numerous differences under the various enabling regulations, the application and approval process, underwriting criteria, delivery method, repayment and collection practices, customer and market characteristics and underlying economics are substantially similar under the standard and agency business models. The following table summarizes the most significant differences between the standard business model and the agency business model, including the applicable separation of obligations, fees and risks:

	Standard Business Model	Agency Business Model

Approval of Advance or Installment Loan:	We determine whether to approve an advance to a customer.	The lending banks determined whether to approve an advance or installment loan to a customer and established all of the underwriting criteria.
Customer Agreements:	We determine the terms, conditions and features of the advances in accordance with applicable state and federal law. The contractual advance documents are between us and the customer.

All terms, conditions and features of the advances and installment loans were determined by the lending banks in accordance with applicable state and federal law and the FDIC’s guidelines to examiners relating to advances and installment loans. The agreements were between the lending banks and their customers.

Funding of Advances:	We fund all advances from our operating cash and/or our revolving credit facility.	The lending banks funded all advances and installment loans. We typically did not repurchase or participate in the advances and installment loans.
Collection of Advances, Fees and Interest:	We deposit all payments and receive 100% of the revenue.

The lending banks received 100% of repayments of advances, installment loans, interest and fees that were deposited in their bank accounts. Processing, marketing and servicing fees were remitted to us twice per month by the lending banks.

Risks:	We are responsible for all losses associated with advances.

The lending banks were contractually obligated for all or a portion of the losses on advances and installment loans. In those circumstances where the lending banks were contractually obligated for a percentage of the fees and/or interest charged by the lending banks to their customers, our processing, marketing and servicing fees were reduced if actual losses exceeded a specified percentage.

In Texas, where we operate under our standard business model as a credit services organization, we refer customers to a third party lender that may approve and fund advances to customers. Under the terms of our agreement with this lender, we process customer applications and are contractually obligated for all losses.

Approval Process

In order for a new customer to be approved for an advance by us (or for an advance by a lending bank), he or she is required to have a bank account and a regular source of income, such as a job.

To obtain an advance, a customer typically:

•                  completes an application and presents the required documentation: usually proof of identification, a pay stub or other evidence of income and a bank statement;

•                  enters into an agreement governing the terms of the advance, including the customer’s agreement to repay the advance in full on or before a specified due date (usually the customer’s next payday), and our (or the lending bank’s) agreement to defer the presentment or deposit of the customer’s check until the due date of the advance;

•                  writes a personal check to cover the amount of the advance plus charges for applicable fees and/or interest; and

•                  makes an appointment to return on the specified due date of the advance to repay the advance plus the applicable charges and to reclaim his or her check.

The process for installment loans was substantially similar, except that the agreement with the customer usually contemplated bi-weekly payments over a three- or four-month period.

Under the standard business model, we determine whether to approve an advance to our customers (except in Texas, where the third party lending bank makes this determination). We do not undertake any evaluation of the creditworthiness of our customers in determining whether to approve customers for advances, other than requiring proof of identification, bank account and income source, as described above. We also consider the customer’s income in determining the amount of the advance. Under the agency business model, the lending banks determined whether to approve an advance or installment loan utilizing third-party credit scores to evaluate and approve the customer’s application.

Repayment and Collection Process

If the customer does not return to repay the amount due, the center manager has the discretion to either (1) commence past-due collection efforts, which typically may proceed for up to 14 days in most states, or (2) deposit the customer’s personal check. If the center manager has decided to commence past-due collection efforts in place of depositing the customer’s personal check, center employees typically contact the customer by telephone or in person to obtain a payment or a promise to pay and attempt to exchange the customer’s check for a cashier’s check, if funds are available.

If at the end of this past-due collection period, the center has been unable to collect the amount due, the customer’s check is then deposited. For the year ended December 31, 2005, approximately 5.5% of total customer checks were deposited. Additional collection efforts are not required if the customer’s deposited check clears. For the year ended December 31, 2005, approximately 21% of deposited customer checks cleared (were not returned NSF). If the customer’s check does not clear and is returned because of non-sufficient funds in the customer’s account or because of a closed account or a stop-payment order, additional collection efforts begin. These additional collection efforts are carried out by center employees and typically include contacting the customer by telephone or in person to obtain payment or a promise to pay, sending a series of collection letters to the customer and attempting to exchange the customer’s check for a cashier’s check, if funds become available.

Selected Operating Data

The amount of the average advance provided or processed by us was $339, $328 and $321 in the years ended December 31, 2005, 2004 and 2003, respectively. The average charge to customers for providing or processing an advance was $55, $52 and $52 in the years ended December 31, 2005, 2004 and 2003, respectively. The average duration of an advance provided or processed by us was 15.8 days, 15.4 days and 15.1 days in the years ended December 31, 2005, 2004 and 2003, respectively.

The following table presents key operating data for our business:

	Year Ended December 31,
	2003	2004	2005
Number of centers (at year-end)	2,039	2,408	2,604
Number of advances provided and processed (thousands)	10,179	11,586	11,620
Number of customers served (thousands)	1,174	1,412	1,532
Average duration of an advance (days)	15.1	15.4	15.8
Aggregate principal amount of advances provided and processed (thousands)	$3,271,235	$3,804,096	$3,943,815
Average amount of advance	$321	$328	$339
Average charge to customers for providing and processing an advance	$52	$52	$55
Number of installment loans provided and processed (thousands)	—	—	68
Average amount of installment loan provided and processed	—	—	$508
Average charge to customers for providing and processing an installment loan	—	—	$337